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                    U.S. SECURITIES AND EXCHANGE COMMISSION

                            Washington, D.C.  20549

                                  FORM 12B-25

                                          SEC File Number:  0-11663
                                          CUSIP Number:  15882810

                          NOTIFICATION OF LATE FILING

                                  (Check One):

[X] Form 10-K    [ ] Form 20-F    [ ] Form 11-K    [ ] Form 10-Q
[ ] Form N-SAR
For Period Ended:  December 31, 1995

     Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

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     If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

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Part I - Registration Information

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     Full name of Registrant:       Chancellor Corporation
     Former Name if Applicable:
     Address of Principal Executive Offices:  745 Atlantic Avenue
                                              Boston, MA 02111

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Part II - Rules 12b-25 (b) and (c)

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If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

[X] (a)  The reasons described in detail in Part III of this form could not be eliminated without unreasonable effort or expense;
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                                     - 2 -


[X] (b) The subject annual report or semi-annual report/portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report/portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[X] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

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Part III - Narrative

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State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q or
N-SAR or portion thereof could not be filed within the prescribed time period.

The Registrant does not yet have available certain data that are necessary to the preparation of the definitive financial statements to be included in Part 2 of the Form 10-K. Therefore, the Registrant's independent certified public accountants have indicated that they are not in a position to complete their audit of the Registrant and to release their opinion on such financial statements.

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Part IV - Other Information

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     (1)  Name and telephone number of person to contact in regard to this
notification:  David W. Parr   (617)728-8500

     (2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                               [X] Yes    [ ] No
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                                     - 3 -


     (3) Is it anticipated that any significant change in results from operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                               [ ] Yes    [X] No


                                   SIGNATURE

Chancellor Corporation has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

                                       CHANCELLOR CORPORATION



Date:  March 29, 1996                  By: /s/ Stephen G. Morison
                                           ---------------------------
                                           Stephen G. Morison
                                           Chief Executive Officer
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                             Exhibit to Form 12b-25
                             ----------------------


[DELOITTE & TOUCHE LLP LETTERHEAD]


March 28, 1996

Mr. William Guthlein, CFO
Chancellor Corporation
745 Atlantic Avenue
Boston, MA 02111

Dear Mr. Guthlein:

Based upon your representation that Chancellor Corporation does not yet have available certain data that are necessary to the preparation of the definitive financial statements to be included in Part 2 of Chancellor Corporation's Form 10-K for the year ended December 31, 1995, the undersigned, Chancellor Corporation's independent certified public accountants, are not now in a position to complete their audit of the Registrant and to release their opinion on such financial statements.

Very truly yours,





    /s/ Deloitte & Touche LLP
    ---------------------------